Exhibit 99.1

Celestica Inc.

Annual Meeting of Shareholders

April 25, 2019

REPORT OF VOTING RESULTS

National Instrument 51-102 — Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

Business	Outcome of Vote

1.                                      Election of each director nominee proposed in the Management Information Circular of the Company dated March 7, 2019, to hold office until the close of the next annual meeting of the Company’s shareholders or until the director’s successor is elected or appointed, unless such office is earlier vacated in accordance with the Company’s by-laws:

Each nominee was elected as a director of the Company.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Robert A. Cascella	561,480,685	99.57%	2,408,297	0.43%
Deepak Chopra	559,570,002	99.23%	4,321,440	0.77%
Daniel P. DiMaggio	559,572,543	99.23%	4,316,439	0.77%
William A. Etherington	557,238,064	98.82%	6,653,378	1.18%
Laurette T. Koellner	554,849,317	98.40%	9,039,665	1.60%
Robert A. Mionis	560,787,564	99.45%	3,101,418	0.55%
Carol S. Perry	560,645,343	99.42%	3,246,099	0.58%
Tawfiq Popatia	560,536,173	99.40%	3,355,269	0.60%
Eamon J. Ryan	558,952,453	99.12%	4,938,989	0.88%
Michael M. Wilson	559,525,892	99.23%	4,365,550	0.77%

2. Appointment of KPMG LLP as the auditor of the Company, to hold office until the close of the next annual meeting of the Company’s shareholders or until its successor is duly appointed.	Carried by a show of hands.

Business	Outcome of Vote

3. Authorization of the Company’s board of directors to fix the remuneration to be paid to the Company’s auditor.	Carried by a show of hands.

4. Approval of advisory resolution on the Company’s approach to executive compensation.	Approved.

Votes For	% Votes For	Votes Against	% Votes Against
541,360,381	96.00%	22,531,061	4.00%